Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Halex Energy Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed October 7, 2013 File No. 333-185956

Att:	Mara L. Ransom Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated November 1, 2013 regarding Amendment No. 2 to Registration Statement on Form S-1 filed on October 7, 2013.  The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission.  The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Risk Factors and Uncertainties, page 8

Because Our Company Relies Solely on a Third-Party, page 8

1.	As suggested, we have deleted the last sentence of this risk factor.

HRES Technology is Currently in the Development Phase, page 9

2.	We have modified the first paragraph of this risk factor to reflect that no market currently exists for HRES power units:

HRES technology is still under development and ultimately may not prove efficient or marketable. Because the technology remains under development, no market currently exists for HRES power units.  (italics added for emphasis)

Description of the Business, page 19

General, page 19

3.
We have clarified what we meant by “Halex is a development stage energy company engaged in developing renewable energy systems” by redrafting the sentence to “Halex is a developmental stage energy company engaged in marketing newly-developed renewable energy systems.”

We have clarified reference to “development of our HRES prototype” on page 52 to reflect  the expenditure would be for purchase of the initial HRES prototype.

4.	At the end of the paragraph discussing that viability of the prototype will be determined upon successful completion, we have added the following sentence:

“Uncertainty exists regarding whether K’Air will successfully complete the prototype.”

5.
We have updated the referenced section located on page 20 to reflect the current state of our license.  The information contained in the prior S-1 filing had already been updated, and the information contained in this description is accurate.  Our license was amended in September, 2013 to extend certain dates into the future.  We have added language to this paragraph to clarify as follows:

“In September 2013, we renegotiated our license and amended it to extend out dates from the original agreement.”

Terms of Distributor and License Agreements, page 22

6.	We have added to the last paragraph to clarify that we will likely be subject to the same laws and regulations that currently apply to green energy power producers by adding the following sentences:

“Our company’s products and business plan will likely be subject to the same environmental laws and regulations applicable to the utility industry as would apply to existing green energy power generating technologies.  During Phases 1 through 4, we intend to partner with existing utilities and/or power producers to assist and guide company through any regulatory issues.”

Additionally, we have clarified that company is unaware of any existing or probable regulation related to our product by adding the word “specifically,” to indicate that company is unaware of any regulation specifically related to our product.

Competition, page 23

7.	We bifurcated explanation of our competitive positions into “as Seller of Renewable Energy” and “as Seller of HRES units.”

Report of Independent Registered Public Accounting Firm, page 32

8.	Our auditor has been advised of the comment and has made the following change to the audit report, which includes edits required in consideration of Comments 12 and 13:

“We have audited the balance sheet of Halex Energy Corporation, a development stage company, as of December 31, 2012 the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2012 and for the period January 20, 2011 (date of inception) through December 31, 2012. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Halex Energy Corporation as of December 31, 2011, were audited by other auditors whose report dated January 8, 3013, expressed an unqualified opinion on those statements, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.”

9.	Our auditor has been advised of this comment and has revised the report as requested.

Balance Sheets, page 33

10.	We have made the change to the balance sheet with reference to “Notes payable, related party” in the annual financial statements.

Statements of Cash Flows, page 45

Notes to Financial Statements, page 46

11.	We have corrected our labeling of the Statement of Cash Flows and the Notes to the Financial Statement as ‘unaudited’.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 57

12.
We have conferred with our auditor on the above comment.  Your statement that DKM did not merge into M&Co is correct.  Our statement “there was effectively no change to the auditors, except in name only” is in reference to the engagement partner of the firm, which in our opinion is the firm.  The audit of December 31, 2011 was performed by DKM Certified Public Accountants (DKM). All work was performed by the engagement partner, Peter Messineo, CPA.  Peter Messineo terminated his relationship with DKM and re-established his prior registration (PCAOB #3774), Messineo & Co, CPAs, LLC (M&Co).  Upon his termination, we retained M&Co.  The audit report was issued by M&Co for all periods presented, whereby the communications with the predecessor auditor were completed and a re-audit was performed, to the satisfaction of the auditor.   We acknowledge the Commission’s concerns and have amended our statement accordingly. In consideration of the above comment, we have determined that the best action for the amendment is:

•	The DKM audit report has been included in amendment 3;

•	M&Co’s audit report has been amended to reference predecessor auditor’s report;

•	Information has been included to address concerns of your above comment;

•	Exhibit 16.1, Letter from DKM, predecessor audit firm, has been included in the amended filing.

13.	Our auditor has been advised of the comment and has submitted the below response:

“The re-audit of financial statements for the year ended December 31, 2011 was completed prior to the issuance of the report.  In consideration of the additional comments (#9, 11 and 13), we have amended our audit report and have communicated with the predecessor auditor for inclusion of his report in the current amendment.  We have also made disclosures in the section “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” (page 57) in addressing comment 12 above, which we believe also address this comment.”

Security Ownership of Certain Beneficial Owners and Management, page 59

14.	We have updated this section as of November 1, 2013. No change of share ownership has occurred from the last reported practicable date.

Certain Relationships and Related Transactions, page 60

15.
We have updated this section to be current as of November 1, 2013, and have changed the disclosure from “some or all” to “some” because we have disclosed parties in excess of the minimum legal requirements.  We felt that all other parties listed have significant influence over corporate operations because of their relationships with management not subject to disclosure. We have included the following language in Note 2 to the table on page 60.

“Al Foley is the only party that would be a related person pursuant to Item 404(a)(1).  We believe all other parties listed above have significant influence over corporate operations because of their relationships with management  not subject to disclosure pursuant to Item 404(a)(1).  In the interest of full disclosure, we have provided the additional information.”

Pursuant to Item 404(a)(5), we have disclosed the information required about the related party transaction in Note 3 to the table on Page 60.

“Pursuant to Item 404(a)(5), the largest aggregate amount of principal outstanding during the period for which this disclosure is provided is $2000.00, the amount outstanding as of the date of filing is $2040.00, no principal has been paid to date, no interest has been paid to date, the rate of interest payable is 5%.”

Exhibit 10.2  -- Example of Promissory Note

16.	We have added the required schedule to Exhibit 10.2

Thank you,

Jeff Lamberson,
President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
11/12/2013